

Nasdaq: PEBO

Investor Presentation

1ˢᵗ Quarter 2017

Safe Harbor Statement



Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the "2016 Form 10-K") and Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the Securities and Exchange Commission ("SEC") and available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2016 Form 10-K under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.



Overview



- **Profile and Investment Rationale**

- **Strategy**

- **Q1 2017 Performance**

- **Performance Outlook**

- **Appendix**



Profile and Investment Rationale













Corporate Profile

- **Financial holding company headquartered in Marietta, Ohio.**
  - Provides a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $3.5 billion; Loans: $2.2 billion
  - Deposits: $2.7 billion
  - Market capitalization: $632 million
  - Assets Under Admin/Management: $2.2 billion
- **Current footprint**
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 4.0 million
    - Median income: $44,962
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment:
    - OH: 5.1%
    - WV: 4.9%
    - KY: 5.0%
    - US: 4.5%

OH
WV
KY
Marietta
Cleveland
Columbus
Cincinnati
Charleston
Morgantown

Market data as of April 25, 2017
Unemployment data as of March 2017
Financial data as of March 31, 2017

Investment Rationale

- **Unique community banking model**
  - Greater revenue diversity for a community bank our size (33% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks
- **Strong fee-based businesses**
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities
- **Capacity to grow our franchise**
  - Strong capital and fundamentals to support M&A strategy
  - Proven integration capabilities and scalable infrastructure, including recently upgraded, best-in-class core banking platform
  - Passionate and talented associates
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Dedicated to delivering positive operating leverage
  - Focused on business line performance and contribution, operating efficiency, and credit quality
- **Attractive dividend opportunity**
  - Targeting 40% to 50% payout ratio

Strategy



Strategic Road Map



"Best Community Bank in America"

- Commitment to Superior Shareholder Returns
- Great Place to Work
- Great Place to Bank
- Meaningful Impact on Our Communities

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
• Our Way of Life	• Broad Delivery Channels	• M & A	• Right People / Right Job
• Asset Quality	• Delight the Customer	• Sales & Service Process	• Appetite for Winning
• Compliance / Regulatory		• Define the Ideal Client Profile for New Relationships	• Culture of Learning
• Operational Risk	• Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions	• Best Client Retention	• Coaching / Development
• Information Security		• Relationship Reviews; Value Added	• No Whiners / No Excuses
• Change Management	• Consistent Experience at Every Touch Point	• Deepen Relationships / Cross Sell	• Accountability / Performance Metrics
• Execution Risk		• Understand Customer Needs	
• Reputational Risk	• DWYSYWD	• Seek Client Referrals	• Reward / Recognition

How we do it:

1. **Create a Winning Culture:** Embrace change / active learners / help each other win / communicate effectively
2. **Human Capital Development:** Define the behaviors and goals / provide the training / measure / coach / reward
3. **Pricing Discipline:** Focus on the risk-adjusted margin / fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement / revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk / retain and grow the revenue / lower the cost / delight the community

Strategic Priorities



Positive Operating Leverage	• Focused on sustainable revenue growth • Disciplined expense management • Expand revenue vs. expense growth gap beyond 2% • Drive core efficiency ratio toward 60%
Superior Asset Quality	• Balance growth with prudent credit practices • Improve diversity within the loan portfolio • Preserve key metrics superior to most of our peers
High Quality Balance Sheet	• Adjust earning asset mix by shifting investments to loans • Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Prudent use of capital (dividends, share repurchases & acquisitions)



Strategic Targets



	Metrics	QE 12/31/16	QE 3/31/17	5-Year Strategic Target Range *
Improve Asset Quality	NPAs to total loans + OREO	1.16%	0.98%	0.70% to 1.00%
	Net charge-offs to average loans (2)	0.09%	0.11%	0.30% to 0.50%
Adjust Balance Sheet Mix	Loans to total assets	64.82%	65.03%	65.0% to 72.5%
	Loans to deposits	88.65%	83.25%	87.5% to 92.5%
	Non-interest DDA to deposits	29.26%	29.05%	27.0% to 30.0%
	Borrowings to total funding	15.23%	9.40%	10.0% to 15.0%
High Quality, Diversified Revenue Stream	Total revenue growth (2)	-8.83%	15.70%	4% to 7%
	Fee-based income to total revenue	31.23%	33.10%	35% to 40%
Strong Capital Position	Equity to assets	12.68%	12.81%	12% to 14%
	Tangible equity to tangible assets (1)	8.80%	8.98%	8% to 9%
Operating Leverage	Net interest margin (FTE) (2)	3.54%	3.55%	3.40% to 3.65%
	Efficiency (1)	66.87%	64.89%	Below 60%
Execute on Strategies	Return on average stockholders' equity (2)	6.72%	8.14%	10% to 11%
	Return on average assets (2)	0.87%	1.04%	1.15% to 1.20%
	Pre-provision net revenue to total average assets (1)(2)	1.35%	1.52%	Over 1.80%
	Dividend payout (3)	41.70%	41.25%	40% to 50%

(1) Non-GAAP financial measure. See Appendix
(2) Annualized
(3) Dividend data reflects amounts declared with respect to earnings for the period indicated.

* Current 5 Year Strategy Planning Period = 2017-2021













Our Capabilities

	National Banks						***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington	PEOPLES BANCORP	City National	Community Trust	WesBanco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	No	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Online Financial Management	No	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Android Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Amazon Kindle App	Yes	Yes	No	Yes	No	Yes ★	No	No	Yes	No	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Apple Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes
Samsung Pay	Yes	Yes	Yes	Yes	No	Yes ★	No	No	Yes	No	Yes
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	No	Yes	No	Yes ★	No	Yes	No	No	No
Prepaid Gift Card	No	No	No	Yes	No	Yes ★	No	Yes	Yes	No	No
Employer-Loaded PayCards	Yes	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No

★ Indicates Peoples has advantage over Community Bank group

Peoples BANCORP

Information accurate as of April 25, 2017

PEBO Market Insight

- Strongest deposit market share positions in more rural markets where we can affect pricing
- Presence near larger cities puts us in position to capture lending opportunities in more urban markets (e.g. Cleveland, Akron, Canton, Cincinnati and Columbus)

Cleveland-Elyria, OH
Akron, OH
Mount Vernon, OH
Coshocton, OH
Columbus, OH
Zanesville, OH
Cambridge, OH
Dayton, OH
Wilmington, OH
Marietta, OH
Athens, OH
Cincinnati, OH-KY-IN
Jackson, OH
Parkersburg-Vienna, WV
Point Pleasant, WV-OH
WEST VIRGINIA
Huntington-Ashland, WV-KY-OH

Note: Green areas represent more urban population centers

PEBO				
MSA Name	Total Deposits in Market ($000)*	Share of Total Institution	MSA Rank	MSA Share (%)
Marietta, OH	$ 555,561	21.9%	1	42.8
Cincinnati, OH-KY-IN	354,039	13.9%	16	0.3
Wilmington, OH	231,729	9.1%	1	38.4
Cambridge, OH	198,601	7.8%	1	34.8
Huntington-Ashland, WV-KY-OH	128,189	5.0%	17	2.3
Coshocton, OH	111,772	4.4%	2	25.0
Point Pleasant, WV-OH	105,614	4.2%	3	11.3
Cleveland-Elyria, OH	105,471	4.1%	23	0.2
Akron, OH	94,511	3.7%	16	0.7
Parkersburg-Vienna, WV	80,711	3.2%	3	6.0
Athens, OH	80,711	3.2%	3	12.0
Columbus, OH	77,656	3.1%	31	0.1
Jackson, OH	65,393	2.6%	3	15.1
Zanesville, OH	20,586	0.8%	8	1.5
Mount Vernon, OH	10,845	0.4%	9	1.3
Dayton, OH	8,619	0.3%	24	0.1
Total MSA	**$ 2,230,008**	**87.7%**		
Non-MSA	312,234	12.3%		
Total PEBO	**$ 2,542,242**	**100.0%**		

Source: SNL Financial @ 6/30/16

Peoples BANCORP

Q1 2017 Performance



First Quarter 2017 Highlights



- Reported record first quarter 2017 earnings of $8.8 million

- Grew loans by 4% annualized, compared to December 31, 2016, with strong performance in both Indirect and Commercial & Industrial Lending

- Efficiency ratio below 65% via expense controls

- Improved credit quality with credit costs mainly driven by loan growth

  - Nonperforming loans declined $3.8 million, or 15%, compared to December 31, 2016

- Sustained fee income at 33% of revenues



Operating Leverage



Operating leverage is the difference between revenue growth and expense growth. It was flat for Q1 2017 and positive for each of the previous 5 quarters versus the prior year quarter, as revenue growth exceeded expense growth.







Operating Expenses



Eight consecutive quarters of well-controlled expenses



(1.5%) decline in core, quarterly expenses from 2Q-15 to 1Q-17

■ Core Non-Interest Expenses *   ■ Non-Core Non-Interest Expenses *

* Non-GAAP financial measure. See Appendix.



Core Efficiency



Efficiency has improved as a result of expense control and revenue growth



* The Core Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, system upgrade costs, pension settlement charges, severance charges and certain other non-core expenses.



Total Loan Growth



Total loans were up 7% over March 2016, with originated loans up 19%





Asset Quality



Criticized and Classified loan levels remain reasonably stable



* In accordance with Securities and Exchange Commission reporting methodologies. Criticized loans includes loans categorized as watch, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.


CRE Concentration Analysis



- **CRE exposure is well below supervisory criteria established to identify institutions with heightened CRE concentration risk**

  - Exposure levels also compare favorably to peer institution concentration levels

  - Concentration levels have improved relative to peers on a linked quarter basis



- Source: SNL Financial, Commercial Bank Call Report Data as of 12/31/16
- Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)



20













CRE Concentration Analysis

Peer Bank Subs --CLD Loans / Risk-Based Capital
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
45%
31%
FFKT
STBA
FFKT
SYBT
UCFC
FFBC
FDEF
LKFN
CCNE
FRME
TMP
FFKT
TMP
FFKT
Universe $1-$10 B
HBNC
FMNB
FCF
TSC
TMP
TMP
PRK
PEBO
MSFG
GABC
THFF
CTBI
FISI
RBCAA
SRCE
CBU
CHCO

- Source: SNL Financial, Commercial Bank Call Report Data as of 12/31/16
- Per April 2013 OCC-FRB Guidance. CLD Loans defined as total loans for construction, land, and land development. CRE Loans defined as total non-owner-occupied CRE loans (including CLD)

Loan and Deposit Composition

Loan Portfolio (Excluding Deposit ODs)

Consumer, Other 3.1%
Construction 4.6%
HELOCs 4.9%
Consumer, Indirect 12.6%
CRE 32.5%
Residential Real Estate 23.3%
C&I 19.1%

Deposit Portfolio

Retail CDs 13.1%
Non-Interest Bearing Demand 29.1%
MMDA 14.3%
Public Funds 12.2%
Interest-Bearing Demand 10.8%
Savings 16.5%
Brokered CDs 4.0%

Data as of March 31, 2017

Insurance & Investment Income Composition



Insurance Revenue *



- Other 2.7%
- Life & Health 12.8%
- P&C Personal Lines 15.8%
- Performance based ** 10.9%
- P&C Commercial Lines 57.7%

** Approximately 90% attributable to P&C Commercial Lines

Investment Revenue *



- Employee Benefits 14.0%
- Brokerage 29.9%
- Fiduciary 56.1%

* Trailing Twelve Months from 3/31/17



Business Highlights

- **Commercial Banking**
  - Average loans up 2% and average deposits up 7% from December 2016
  - Strong loan pipeline with $64 million in scheduled Q2-2017 fundings
  - Commercial loan swap fee income up 63% over Q1 2016
  - $20 million lending "house limit" although legal limit is over $40 million
- **Retail Banking**
  - Indirect loans grew by $100 million, or 54%, since 3/31/16
  - Non-interest bearing DDA at 26% of total deposits
- **Insurance**
  - Commercial Property & Casualty lines comprising 58% of revenue
  - Expanding Life & Health segment comprising 13% of revenue
- **Trust and Investments**
  - $2.2 billion in assets under administration and management, up 4% from December 2016
  - Fee-based income is up 13% over Q1 2016
  - Retirement planning, 401(k) administration, brokerage and trust services



Performance Outlook



Performance Outlook



	2017 Targets
Continue driving organic loan growth	5% to 7% growth in ending balances
Sustain net interest margin	Approximately 3.55%
Grow fee-based revenues	4% to 6% growth
Control expense growth	Low single digit growth
Maintain or improve efficiency ratio	62% to 64%
Return to top-quartile asset quality (expected net charge-off levels)	Higher than 2016



Other Outlook Considerations



- **Continue executing on acquisition strategy**

  – Pursuing insurance and investment acquisition opportunities to build fee-based revenue

  – Given our improved stock price and the completion of our system upgrade, we believe there is potential for a bank acquisition in 2017

  – Leverage capacity and capabilities provided under the upgraded core banking system

- **Maintain strong dividend payout ratio**

  – Continue paying out 40% – 50% of earnings



Appendix



Summary Quarterly Financials



	Metrics	QE 3/31/16	O/(U)	QE 12/31/16	O/(U)	QE 3/31/17
Balance Sheet Highlights (2)	Investment securities	$ 885,462	-1.8%	$ 859,455	1.2%	$ 869,354
	Gross loans	2,105,115	6.9%	2,224,936	1.1%	2,249,502
	Allowance for loan losses	(17,261)	7.0%	(18,429)	0.2%	(18,468)
	Net loans	2,087,854	6.9%	2,206,507	1.1%	2,231,034
	Total assets	3,294,929	5.0%	3,432,348	0.8%	3,459,276
	Non-interest-bearing deposits	716,202	9.6%	734,421	6.9%	785,047
	Interest-bearing deposits	1,870,881	2.5%	1,775,301	8.0%	1,917,118
	Total deposits	2,587,083	4.4%	2,509,722	7.7%	2,702,165
	Stockholders' equity	428,486	3.4%	435,261	1.8%	443,009
Income Statement (2)	Net interest income	$ 25,767	4.6%	$ 26,667	1.0%	$ 26,945
	Provision	955	-34.7%	711	-12.2%	624
	Other gains/(losses)	65	418.5%	(41)	922.0%	337
	Fee-based income	13,054	2.1%	12,111	10.1%	13,334
	Non-interest expense	26,282	4.0%	27,282	0.2%	27,331
	Income tax expense	3,654	5.4%	3,336	15.5%	3,852
	Net income	$ 7,995	10.2%	$ 7,408	18.9%	$ 8,809
Key Ratio Metrics (3)	Return on average assets	0.98%	0.06%	0.87%	0.17%	1.04%
	Efficiency ratio (1)	64.26%	0.63%	66.87%	-1.98%	64.89%
	Pre-provision net revenue / average assets (1)	1.54%	-0.02%	1.35%	0.17%	1.52%

(1) Non-GAAP financial measure. See Appendix for additional information.
(2) O/(U) represents percentage increase or decrease from prior period.
(3) O/(U) represents basis point increase or decrease from prior period.



Summary Annual Financials



	Metrics	YE 12/31/15	YE 12/31/16	O/(U)
Balance Sheet Highlights (2)	Investment securities	$ 868,830	$ 859,455	-1.1%
	Gross loans	2,072,440	2,224,936	7.4%
	Allowance for loan losses	(16,779)	(18,429)	9.8%
	Net loans	2,055,661	2,206,507	7.3%
	Total assets	3,258,970	3,432,348	5.3%
	Non-interest-bearing deposits	717,939	734,421	2.3%
	Interest-bearing deposits	1,818,005	1,775,301	-2.3%
	Total deposits	2,535,944	2,509,722	-1.0%
	Stockholders' equity	419,789	435,261	3.7%
Income Statement (2)	Net interest income	$ 97,612	$ 104,865	7.4%
	Provision	14,097	3,539	-74.9%
	Other gains/(losses)	(1,059)	(203)	-80.8%
	Fee-based income	47,441	51,070	7.6%
	Non-interest expense	115,081	106,911	-7.1%
	Income tax expense	3,875	14,125	264.5%
	Net income	$ 10,941	$ 31,157	184.8%
Key Ratio Metrics (3)	Return on average assets	0.35%	0.94%	0.59%
	Efficiency ratio (1)	75.50%	65.13%	-10.37%
	Pre-provision net revenue / average assets (1)	0.96%	1.48%	0.52%

(1) Non-GAAP financial measure. See Appendix for additional information.
(2) O/(U) represents percentage increase or decrease from prior period.
(3) O/(U) represents basis point increase or decrease from prior period.



Pre-Provision Net Revenue Growth



Q1 2017 PPNR is at a 5-Quarter High, and PPNR/Average Assets is up 13% over Q4 2016



* Non-GAAP financial measure. See Appendix.



Quarterly Financial Summary



	Metrics	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017
Financial Performance	Diluted EPS	$0.44	$0.44	$0.43	$0.41	$0.48
	Return on average stockholders' equity (2)	7.59%	7.45%	7.07%	6.72%	8.14%
	Return on average tangible stockholders' equity (1)(2)	12.70%	12.31%	11.54%	10.99%	12.95%
	Return on average assets (2)	0.98%	0.97%	0.93%	0.87%	1.04%
	Pre-provision net revenue to average assets (1)(2)	1.54%	1.48%	1.53%	1.35%	1.52%
	Net interest margin (FTE) (2)	3.53%	3.57%	3.54%	3.54%	3.55%
	Efficiency ratio (1)	64.26%	65.08%	64.33%	66.87%	64.89%
	Adjusted efficiency ratio (1)(3)	64.26%	64.85%	63.28%	64.83%	64.89%
Capital	Tier 1 capital	13.41%	13.33%	13.34%	13.21%	13.34%
	Total capital	14.29%	14.23%	14.24%	14.11%	14.27%
	Tangible equity to tangible assets (1)	8.88%	9.10%	9.13%	8.80%	8.98%
	Tangible book value per share (1)	$15.39	$15.93	$16.14	$15.89	$16.28
Asset Quality	NPAs to loans + OREO	1.00%	1.04%	1.11%	1.16%	0.98%
	NPAs to TE + ALLL	7.08%	7.19%	7.77%	8.37%	6.96%
	ALLL to originated loans	1.17%	1.16%	1.13%	1.08%	1.05%
	Net charge-offs to average loans (2)	0.09%	0.03%	0.14%	0.09%	0.11%
	Loan loss provision to average loans (2)	0.18%	0.14%	0.21%	0.13%	0.11%

(1) Non-GAAP financial measure. See Appendix.
(2) Annualized
(3) Excluding acquisition and other non-core expenses



Annual Financial Summary



	Metrics	YE 2015	YE 2016	% Increase / (Decrease)
Financial Performance	Diluted EPS	$0.61	$1.71	180.3%
	Return on average stockholders' equity	2.69%	7.20%	167.7%
	Return on average tangible stockholders' equity (1)	5.16%	11.86%	129.8%
	Return on average assets	0.35%	0.94%	168.6%
	Pre-provision net revenue to average assets (1)	0.96%	1.48%	54.2%
	Net interest margin (FTE)	3.53%	3.54%	0.3%
	Efficiency ratio (1)	75.50%	65.13%	-13.7%
	Adjusted efficiency ratio (1) (2)	67.49%	64.30%	-4.7%
Capital	Tier 1 capital	13.67%	13.21%	-3.4%
	Total capital	14.54%	14.11%	-3.0%
	Tangible equity to tangible assets (1)	8.69%	8.80%	1.3%
	Tangible book value per share (1)	$14.68	$15.89	8.2%
Asset Quality	NPAs to loans + OREO	0.98%	1.16%	18.4%
	NPAs to TE + ALLL	7.05%	8.37%	18.7%
	ALLL to originated loans	1.19%	1.08%	-9.2%
	Net charge-offs to average loans	0.78%	0.09%	-88.5%
	Loan loss provision to average loans	0.72%	0.17%	-77.0%

(1) Non-GAAP financial measure. See Appendix
(2) Excluding acquisition and other non-core expenses



Key Drivers of Shareholder Value







Peers include: SRCE, CHCO, CCNE, CBU, CTBI, FFKT, FMNB, FISI, FDEF, FFBC, THFF, FRME, GABC, HBNC, LKFN, MSFG, PRK, RBCAA, STBA, SYBT, TMP, TSC, UCFC

$1-10B group represents all publically-traded Midwest banks with total assets between $1 and $10 billion
Source: SNL Financial as of December 31, 2016









Non-GAAP Measures

PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital. PPNR is defined as net interest income plus fee-based income minus non-interest expense. This measure is non-GAAP since it excludes provision for (recovery of) loan losses and all gains and/or losses included in earnings.

($ in Thousands)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Income (loss) before income taxes	$ 14,816	$ 11,649	$ 11,441	$ 11,448	$ 10,744	$ 45,282	$ 12,661
Add: Provision for loan losses	14,097	955	727	1,146	711	3,539	624
Add: Loss on debt extinguishment	520	–	707	–	–	707	–
Add: Loss on loans held-for-sale and OREO	529	1	–	–	33	34	–
Add: Loss on securities	–	–	–	1	–	1	–
Add: Loss on other assets	739	30	97	224	76	427	3
Less: Gains on securities	729	96	767	–	68	931	340
Less: Gains on other assets	–	–	35	–	–	35	–
Pre-provision net revenue	**$ 29,972**	**$ 12,539**	**$ 12,170**	**$ 12,819**	**$ 11,496**	**$ 49,024**	**$ 12,948**
Average assets *(in millions)*	$ 3,112	$ 3,273	$ 3,307	$ 3,325	$ 3,387	$ 3,320	$ 3,446
Pre-provision net revenue to average assets (a)	0.96%	1.54%	1.48%	1.53%	1.35%	1.48%	1.52%

(a) Presented on an annualized basis

Peoples BANCORP

Non-GAAP Measures

EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus fee-based income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses the fully tax-equivalent net interest income.

($ in Thousands)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Total non-interest expense	$ 115,081	$ 26,282	$ 26,505	$ 26,842	$ 27,282	$ 106,911	$ 27,331
Less: amortization of other intangible assets	4,077	1,008	1,007	1,008	1,007	4,030	863
Efficiency ratio numerator	**$ 111,004**	**$ 25,274**	**$ 25,498**	**$ 25,834**	**$ 26,275**	**$ 102,881**	**$ 26,468**
Net interest income, fully tax-equivalent	$ 99,590	$ 26,275	$ 26,810	$ 26,620	$ 27,184	$ 106,889	$ 27,458
Fee-based income	47,441	13,054	12,367	13,538	12,111	51,070	13,334
Efficiency ratio denominator	**$ 147,031**	**$ 39,329**	**$ 39,177**	**$ 40,158**	**$ 39,295**	**$ 157,959**	**$ 40,792**
Efficiency ratio	75.50%	64.26%	65.08%	64.33%	66.87%	65.13%	64.89%

Peoples BANCORP









Non-GAAP Measures

CORE FEE-BASED INCOME

Core fee-based income is non-GAAP since it excludes the impact of system upgrade revenue waived.

($ in Thousands)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Total fee-based income	$ 47,441	$ 13,054	$ 12,367	$ 13,538	$ 12,111	$ 51,070	$ 13,334
Plus: System upgrade revenue waived	-	-	-	-	85	85	-
Total non-core, fee-based income	$ -	$ -	$ -	$ -	$ 85	$ 85	$ -
Core fee-based income	**$ 47,441**	**$ 13,054**	**$ 12,367**	**$ 13,538**	**$ 12,196**	**$ 51,155**	**$ 13,334**

Non-GAAP Measures

CORE NON-INTEREST EXPENSE

Core non-interest expenses are non-GAAP since they exclude the impact of acquisition related costs, system upgrade costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.

($ in Thousands)	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015
Total non-interest expense	$ 32,914	$ 28,778	$ 26,112	$ 27,277	$ 115,081
Less: acquisition related costs	9,044	732	108	838	10,722
Less: pension settlement charges	269	103	82	5	459
Less: other non-core charges	-	185	-	407	592
Total non-core expenses	$ 9,313	$ 1,020	$ 190	$ 1,250	$ 11,773
Core non-interest expenses	**$ 23,601**	**$ 27,758**	**$ 25,922**	**$ 26,027**	**$ 103,308**

($ in Thousands)	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Total non-interest expense	$ 26,282	$ 26,505	$ 26,842	$ 27,282	$ 106,911	$ 27,331
Less: system upgrade costs	-	90	423	746	1,259	-
Less: acquisition related costs	-	-	-	-	-	-
Less: pension settlement charges	-	-	-	-	-	-
Less: other non-core charges	-	-	-	-	-	-
Total non-core expenses	$ -	$ 90	$ 423	$ 746	$ 1,259	$ -
Core non-interest expenses	**$ 26,282**	**$ 26,415**	**$ 26,419**	**$ 26,536**	**$ 105,652**	**$ 27,331**

Non-GAAP Measures



ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core fee-based income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of acquisition related costs, system upgrade costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges), excludes amortization of other intangible assets and all gains and/or losses included in earnings, uses the fully tax-equivalent net interest income, and uses core fee-based income (which excludes system upgrade revenue waived.)

($ in Thousands)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Total core non-interest expenses	$ 103,308	$ 26,282	$ 26,415	$ 26,419	$ 26,536	$ 105,652	$ 27,331
Less: amortization of other intangible assets	4,077	1,008	1,007	1,008	1,007	4,030	863
Adjusted efficiency ratio numerator	**$ 99,231**	**$ 25,274**	**$ 25,408**	**$ 25,411**	**$ 25,529**	**$ 101,622**	**$ 26,468**
Net interest income, fully tax-equivalent	$ 99,590	$ 26,275	$ 26,810	$ 26,620	$ 27,184	$ 106,889	$ 27,458
Core fee-based income	47,441	13,054	12,367	13,538	12,196	51,155	13,334
Adjusted efficiency ratio denominator	**$ 147,031**	**$ 39,329**	**$ 39,177**	**$ 40,158**	**$ 39,380**	**$ 158,044**	**$ 40,792**
Adjusted efficiency ratio	67.49%	64.26%	64.85%	63.28%	64.83%	64.30%	64.89%



Non-GAAP Measures



TANGIBLE EQUITY RATIOS

Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since the calculations exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016	Mar 31, 2017
Tangible Equity:						
Total stockholders' equity	$ 419,789	$ 428,486	$ 437,753	$ 440,637	$ 435,261	$ 443,009
Less: goodwill and other intangible assets	149,617	148,997	147,971	147,005	146,018	145,505
Tangible equity	$ 270,172	$ 279,489	$ 289,782	$ 293,632	$ 289,243	$ 297,504
Tangible Assets:						
Total assets	$ 3,258,970	$ 3,294,929	$ 3,333,455	$ 3,363,585	$ 3,432,348	$ 3,459,276
Less: goodwill and other intangible assets	149,617	148,997	147,971	147,005	146,018	145,505
Tangible assets	$ 3,109,353	$ 3,145,932	$ 3,185,484	$ 3,216,580	$ 3,286,330	$ 3,313,771
Tangible Equity to Tangible Assets:						
Tangible equity	$ 270,172	$ 279,489	$ 289,782	$ 293,632	$ 289,243	$ 297,504
Tangible assets	$ 3,109,353	$ 3,145,932	$ 3,185,484	$ 3,216,580	$ 3,286,330	$ 3,313,771
Tangible equity to tangible assets	8.69%	8.88%	9.10%	9.13%	8.80%	8.98%
Tangible Book Value per Share						
Tangible equity	$ 270,172	$ 279,489	$ 289,782	$ 293,632	$ 289,243	$ 297,504
Common shares outstanding	18,404,864	18,157,932	18,185,708	18,195,986	18,200,067	18,270,508
Tangible book value per share	$ 14.68	$ 15.39	$ 15.93	$ 16.14	$ 15.89	$ 16.28



Non-GAAP Measures



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

Return on average tangible stockholders' equity is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Annualized Net Income Excluding Amortization of Other Intangible Assets:							
Net income	$ 10,941	$ 7,995	$ 7,962	$ 7,792	$ 7,408	$ 31,157	$ 8,809
Add: amortization of other intangible assets	4,077	1,008	1,007	1,008	1,007	4,030	863
Less: tax effect (at 35% tax rate) of amortization of other intangible assets	1,427	353	352	353	352	1,410	302
Net income excluding amortization of other intangible assets	$ 13,591	$ 8,650	$ 8,617	$ 8,447	$ 8,063	$ 33,777	$ 9,370
Days in the period	365	91	91	92	92	366	90
Days in the year	365	366	366	366	366	366	365
Annualized net income	$ 10,941	$ 32,156	$ 32,023	$ 30,999	$ 29,471	$ 31,157	$ 35,725
Annualized net income excluding amortization of other intangible assets	$ 13,591	$ 34,790	$ 34,657	$ 33,604	$ 32,077	$ 33,777	$ 38,001
Average Tangible Stockholders' Equity:							
Total average stockholders' equity	$ 407,296	$ 423,543	$ 430,072	$ 438,606	$ 438,238	$ 432,666	$ 438,990
Less: average goodwill and other intangible assets	144,013	149,528	148,464	147,466	146,489	147,981	145,546
Average tangible stockholders' equity	$ 263,283	$ 274,015	$ 281,608	$ 291,140	$ 291,749	$ 284,685	$ 293,444



Non-GAAP Measures



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

Return on average tangible stockholders' equity is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017
Return on Average Stockholders' Equity Ratio:							
Annualized net income	$ 10,941	$ 32,156	$ 32,023	$ 30,999	$ 29,471	$ 31,157	$ 35,725
Average stockholders' equity	$ 407,296	$ 423,543	$ 430,072	$ 438,606	$ 438,238	$ 432,666	$ 438,990
Return on average stockholders' equity	2.69%	7.59%	7.45%	7.07%	6.72%	7.20%	8.14%
Return on Average Tangible Stockholders' Equity Ratio:							
Annualized net income excluding amortization of other intangible assets	$ 13,591	$ 34,790	$ 34,657	$ 33,604	$ 32,077	$ 33,777	$ 38,001
Average tangible stockholders' equity	$ 263,283	$ 274,015	$ 281,608	$ 291,140	$ 291,749	$ 284,685	$ 293,444
Return on average tangible stockholders' equity	5.16%	12.70%	12.31%	11.54%	10.99%	11.86%	12.95%

